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2004 SEP -1 A 9:12
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To :		**From :**	I.F.I.D.
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Fax :	+ 1 202 942 9624	**Date :**	1st September 2004
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Our identification number: L'Oréal S.A. –File No 82-735
Communication of information: 12g3-2 (b)

SUPPL

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

dlw 9/1

NEWS RELEASE

Clichy - Wednesday, September 1st 2004 – 8:45 a.m.

L'ORÉAL

FIRST-HALF 2004 RESULTS

Strong growth in sales and net profit after minority interests.
Promising improvement in underlying profitability.

- LIKE-FOR-LIKE SALES GROWTH: +6.4%

- OPERATING PROFIT: €1,118M, UP BY +7.8%

- NET OPERATIONAL PROFIT AFTER MINORITY INTERESTS: €966M, UP BY+6.3%

- NET INCOME: +21.8%

Commenting on the results, L'Oréal Chairman and Chief Executive Officer Mr Lindsay OWEN-JONES said: *"Once again, we have achieved a strong increase in our sales, despite unfavourable market conditions, not only in Europe but also in the United States.*
The success of a large number of launches, and the rapid expansion of our subsidiaries in new and emerging countries, have helped to boost turnover. This growth, combined with strict cost control, contributed to a significant improvement in our profitability compared with 2003, even though the first half of last year was exceptionally good. This has largely offset the decline in exchange gains.
For the full year, it seems reasonable to aim for like-for-like sales growth broadly in line with the first half. This is more than enough to ensure a further improvement in our business model. Thanks to this sales growth, the encouraging first-half results, and the prospect of a gradual decline in the impact of currency hedges, we can confirm our 2004 target of another year of double-digit growth in pre-tax profit".

Main first-half indicators

	At June 30th 2003	At June 30th 2004	Growth
Sales	**7,136.8**	**7,396.8**	**+3.6%**
Operating profit	**1,037.2**	**1,118.4**	**+7.8%**
Exchange gains and losses	+91.9	+21.7	-
Adjusted operating profit(1)	**1,129.1**	**1,140.1**	**+1.0%**
Pre-tax profit of consolidated companies	**1,080.9**	**1,091.2**	**+1.0%**
Share in net operational profit of equity affiliates	+190.5	+233.2	+22.4%
Net operational profit after minority interests*	**908.4**	**965.7**	**+6.3%**
Net income	788.7	960.9	+21.8%

(1) Operating profit including exchange gains and losses

First-half 2004 sales

Supported by innovations from the research laboratories, a large number of initiatives enabled growth for the group's strategic brands. L'Oréal has thus achieved substantial market share gains.

First-half 2004 sales by operational division and geographic zone

	First-half 2004		
	€m	Growth	
		Like-for-like	Published figures
By operational division			
Professional Products	1,027	+7.3%	+4.9%
Consumer Products	4,039	+5.1%	+2.2%
Luxury Products	1,640	+6.9%	+4.0%
Active Cosmetics	498	+17.5%	+16.0%
Cosmetics total	**7,254**	**+6.5%**	**+3.8%**
By geographic zone			
Western Europe	3,902	+1.7%	+1.8%
North America	1,823	+6.2%	-2.7%
Rest of the World, of which:	1,528	+21.4%	+19.1%
• Asia	626	+22.1%	+23.3%
• Latin America	344	+17.9%	+8.3%
• Eastern Europe	256	+33.4%	+28.3%
• Other countries	302	+15.2%	+17.0%
Cosmetics total	**7,254**	**+6.5%**	**+3.8%**
Dermatology(1)	131	+0.5%	-5.6%
Group total	**7,397**	**+6.4%**	**+3.6%**

(1) Group share, i.e. 50%

Active contributions from all the divisions

- The Professional Products Division achieved +7.3% like-for-like growth, outstripping the rates of its competitors in a favourable market. The upward trend was strengthened in particular by the launch of *Redken for Men*, the complete revamping of the *Tecni.Art* styling line from L'Oréal Professionnel and the continuing development of *Matrix*.
- Sales in the Consumer Products Division grew by 5.1% like-for-like, even though the mass-market retailing channel proved less buoyant. This growth reflects the success of the new shampoos and styling gels in the *Fructis* range from *Garnier* in many parts of the world. At *L'Oréal Paris*, the launch of the new *Color Pulse* colourant, the *Happy Derm* skincare line, *Kiss Proof* lipstick and new foundation products strongly contributed to sales growth.
- The Luxury Products Division achieved strong like-for-like sales growth of +6.9% in the first half. The main products that contributed to this increase include *Primordiale Optimum* and

Hypnôse from Lancôme, make-up and *Oleosource* from *Biotherm*, *Life Pearl* from *Helena Rubinstein* and *Amor Amor* from *Cacharel*, which has proved a worldwide success.

- During the first half, the Active Cosmetics Department stepped up its like-for-like growth rate considerably to +17.5% The international expansion of the brands continued, while further market share gains were achieved in Europe. The success of the *Liposyne* slimming line from *Vichy* and the *Rosaliac* skincare range from *La Roche Posay* contributed to this fine performance.
- The Dermatology branch recorded like-for-like growth of +0.5%, reflecting a context of weak sales for this sector in the United States, and the impact of the German authorities' decisions on healthcare spending.

Exceptional growth in new markets More modest expansion in Western Europe

The new markets continued to see rapid growth at +21.4% like-for-like.

Sales in Asia rose by +22.1% like-for-like, with figures of +85.3% for China, +49% for Hong Kong, +28% for Taiwan and +32% for Malaysia. The first half was notable for Garnier's booming sales in this zone (+69%) and its expansion with the Mininurse brand in China; for the strong growth recorded by Maybelline (+33%); and for the integration of the Chinese brand *Yue Saï* in the Consumer Products portfolio.
Also worth noting were the successes achieved by *Kérastase* in Asia (+29% in Japan), by *Vichy* (+85% in China), and those scored by *Shu Uemura* and *Kiehl's* as they moved into new countries.

In Latin America, sales grew strongly at +17.9% like-for-like, bolstered by Mexico with +16.3% and Brazil with +13.4%. In Consumer Products *Garnier* confirmed its success, with *Nutrisse* colourant achieving number one status in several countries, and the very rapid development of the *Fructis* range, with a successful launch in Venezuela. The Professional Products Division also scored a success with the launch of *Dia Color Richesse* colourant. Active Cosmetics developed its sales strongly throughout the zone, with the rapid rollout of the *Vichy* and *La Roche Posay* brands. In Mexico the Luxury Products Division achieved very strong sales growth of +32%. Argentina, with +21.6%, is continuing its recovery, which began in 2003.

The strong expansion of sales in the Eastern European countries reflects the successes achieved by brands in all the divisions. Growth was particularly noteworthy in Poland with 19.8%, the Russian Federation with 46.3% and the Czech Republic with 20.6%. Consumer Products sales made rapid progress with *Garnier* and *Maybelline* in colourants, skincare and make-up. The Professional Products division capitalised on the launch of the *Matrix* range. Active Cosmetics benefited from the spectacular success of the *Vichy* brand in the pharmacies channel. Lastly, the Luxury Products Division is number one in Poland with 26% market share.

Sales in the Rest of the World have grown rapidly by +15.2%, with strong performances in countries such as India (up 49%) and Turkey (up 30.2%).

In Western Europe, sales grew by 1.7%. The Professional Products Division, operating in a growing market, achieved some major successes, particularly with the new colourant range *Luo* and the revamped *Tecni.art* styling line. In Consumer Products, there was a sharp contrast between the sluggish market conditions in France, Germany and Italy, and the dynamism in Spain, Great Britain and the Scandinavian countries. Faced with difficult conditions, the Division noticeably improved its market shares in colourants, facial skincare and bodycare. The Luxury Products Division took advantage of the upturn in sales, which was however held back by stock reductions in selective distribution channels. The strong growth achieved by Active Cosmetics in all countries enabled the Vichy and La Roche Posay brands to again improve their market share, particularly in Spain, Portugal, Belgium and the Netherlands.

In North America, the group has continued to win market share with +6.2% like-for-like growth. The sales of the Professional Products Division have grown sharply, particularly with the *Redken* brand

and the successful launch of *Redken for Men*. In Consumer Products, Garnier has confirmed its breakthrough in the U.S. haircare market with the launch of *Fructis Style*, which very rapidly proved successful. In the Luxury Products Division lastly, which took advantage of a mild revival in department store sales, perfumes made strong advances thanks to the successful launch of *Ralph Cool* by *Ralph Lauren* and the substantial sales growth of Kiehl's with its star product *Abyssine Cream*.

Increase in operating profitability

The following points are worth noting concerning the profit and loss accounts:

Continuing industrial rationalisation efforts have led to a further improvement in the purchases item.
Strict control of the headcount has helped reduce personnel costs as a percentage of sales.
Thanks to the lower operating costs, external charges have been stabilised while marketing and promotional expenses have been slightly increased.

The provisions item showed a net writeback of €26m, lower than the figure of €34m recorded at the end of June 2003.
In all, operating profit increased by +7.8%.
Exchange gains amounted to €22m, compared with €92m at the end of June 2003. As a result, adjusted operating profit amounted to €1,440.1m, up by 1%.
Net financial expenses at €49m remained stable at the end-June 2003 level, because of the cash outlays for the acquisitions in China and Japan at the start of 2004.

Adjusted operating profit by branch

	At June 30th, 2004	As % of sales
Cosmetics	€1,126.7M	15.5%
Dermatology[1]	€9.7M	7.4%
Consolidated total	**€1,140.1M**	**15.4%**
[1] Group share, i.e. 50%.		

The adjusted operating profit of the Cosmetics branch came out at 15.5%, slightly below the exceptionally high level of the first half of 2003, which was 15.7%,
and considerably higher than the figure for the whole of 2003, which amounted to 14%.

The small increase in the sales of the Dermatology branch on two of its main markets (United States and Germany), the weakening of the U.S. dollar against the euro, and the costs of launching the *Clobex* range, mean that operating profit comes out at 7.4% of sales, far lower than the 18.5% recorded in the first half of 2003.

Sanofi-Synthélabo

L'Oréal's share of the profit of Sanofi-Synthélabo in the first half-year amounted to €233.2m, up by +22.4%.
Following the successful bid by Sanofi-Synthélabo for Aventis, Sanofi-Synthélabo was deconsolidated in August 2004.

Net income

L'Oréal's net operational profit after minority interests amounted to €965.7m, up by +6.3%.
Net income at June 30th 2004 grew strongly by +21.8%, after a €20m writeback of provisions for treasury shares.
In 2004, because of the dilution resulting from the Sanofi-Synthélabo bid for Aventis, L'Oréal will include in its net income a "dilution profit" amounting to around 2 billion euros.

- Net operational profit consists of the profit after tax of the consolidated companies and includes the group share of the net profit of equity affiliates. It does not include charges to/reversals of provisions for treasury shares, gains and losses on disposals of fixed assets, restructuring costs and amortisation of goodwill. This is the most significant measure of the group's recurrent performance, and has, without any change, for many years, been adopted by L'Oréal as the basis for calculating net earnings per share. It is also used as an indicator by the vast majority of financial observers.

Contacts at L'ORÉAL

Shareholders and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com *mobile edition* on your PDA; alternatively, call +33.1.58.13.51.36.